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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CNinsure Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G2352K 108
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G2352K 108	Page	2	of	12

1	NAMES OF REPORTING PERSONS Yinan Hu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,129,009 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		237,129,009 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	237,129,009 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	26.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	G2352K 108	Page	3	of	12

1	NAMES OF REPORTING PERSONS China United Financial Services Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G2352K 108	Page	4	of	12

1	NAMES OF REPORTING PERSONS CAA Holdings Company Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	G2352K 108	Page	5	of	12

1	NAMES OF REPORTING PERSONS Kingsford Resources Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		237,129,009 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		237,129,009 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,129,009 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

26.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G2352K 108	Page	6	of	12

1	NAMES OF REPORTING PERSONS High Rank Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		237,129,009 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		237,129,009 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

237,129,009 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

26.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	G2352K 108	Page	7	of	12

1	NAMES OF REPORTING PERSONS Qiuping Lai

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		237,129,009 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		237,129,009 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	237,129,009 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	26.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	G2352K 108	Page	8	of	12

Item 1(a).	Name of Issuer:
CNinsure Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:
21/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China

Item 2(a).	Name of Person Filing:
Yinan Hu
China United Financial Services Holdings Limited
CAA Holdings Company Limited
Kingsford Resources Limited
High Rank Investments Limited
Qiuping Lai

Item 2(b).	Address of Principal Business Office or, if None, Residence:
Yinan Hu
China United Financial Services Holdings Limited
CAA Holdings Company Limited
Kingsford Resources Limited
High Rank Investments Limited
c/o Yinan Hu
CNinsure Inc.
21/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China
Qiuping Lai
CNinsure Inc.
21/F, Yinhai Building
No. 299 Yanjiang Zhong Road
Guangzhou, Guangdong 510110
People’s Republic of China

Item 2(c)	Citizenship:
Yinan Hu — People’s Republic of China
China United Financial Services Holdings Limited — British Virgin Islands
CAA Holdings Company Limited — British Virgin Islands
Kingsford Resources Limited — British Virgin Islands
High Rank Investments Limited — British Virgin Islands
Qiuping Lai — People’s Republic of China

CUSIP No.	G2352K 108	Page	9	of	12

Item 2(d).	Title of Class of Securities:
Ordinary Shares

Item 2(e).	CUSIP Number:
G2352K 108

Item 3.	Not Applicable

Item 4.	Ownership:
The following information with respect to the ownership of the ordinary shares of CNinsure Inc. (the “Issuer”) by each of the reporting persons is provided as of December 31, 2008:

			Sole	Shared	Sole	Shared
			power to	power to	power to	power to
	Amount		vote or	vote or to	dispose or to	dispose or to
	beneficially	Percent	direct the	direct the	direct the	direct the
Reporting Person	owned:	of class:	vote:	vote:	disposition of:	disposition of:
Yinan Hu (1)	237,129,009	26.0%	0	237,129,009	0	237,129,009
China United Financial Services Holdings Limited (2)	0	0%	0	0	0	0
CAA Holdings Company Limited (3)	0	0%	0	0	0	0
Kingsford Resources Limited (4)	237,129,009	26.0%	237,129,009	0	237,129,009	0
High Rank Investments Limited (5)	237,129,009	26.0%	237,129,009	0	237,129,009	0
Qiuping Lai (6)	237,129,009	26.0%	0	237,129,009	0	237,129,009

(1)
The 237,129,009 ordinary shares of the Issuer beneficially owned by Yinan Hu consist of 237,129,009 ordinary shares directly held by Kingsford Resources Limited (“Kingsford”). Approximately 93.9% of the total outstanding shares of Kingsford are held by High Rank Investments Limited (“High Rank”). Mr. Hu holds approximately 87.6% of the total outstanding shares of High Rank. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Mr. Hu may be deemed to beneficially own all of the ordinary shares of the Issuer held by Kingsford. Mr. Hu disclaims beneficial ownership of all of the ordinary shares of the Issuer held by Kingsford except to the extent of his pecuniary interest therein.

CUSIP No.	G2352K 108	Page	10	of	12

(2)
In September 2008, China United Financial Services Holdings Limited (“CUFS”) distributed all of the 208,199,680 ordinary shares of the Issuer it then held to its shareholders, including CAA Holdings Company Limited (“CAA”), on a pro rata basis. After such distribution, CUFS no longer owned any ordinary shares of the Issuer.

(3)
In connection with the distribution described in Note (2) above, CAA designated its shareholders as the recipients, on a pro rata basis, of the ordinary shares of the Issuer distributed to it by CUFS. After such distribution, CAA no longer owned any ordinary shares of the Issuer.

(4)
In October 2008, for purpose of consolidating their shareholdings in the Issuer under one holding company, Mr. Hu and four other employees of the Issuer transferred to Kingsford all of the ordinary shares of the Issuer they received as shareholders of CAA in the distribution described in Notes (2) and (3) above. In exchange for these transfers, the five transferees received newly issued Kingsford shares. Mr. Hu then transferred the new Kingsford shares he received to High Rank, an existing shareholder of Kingsford, in exchange for newly issued shares of High Rank. Meanwhile, the four other employees transferred their new Kingsford shares to Better Rise Investments Limited (“Better Rise”), another existing shareholder of Kingsford, in exchange for newly issued shares of Better Rise. As a result of these transfers, the number of ordinary shares of the Issuer directly held by Kingsford increased from 167,778,395 to 237,129,009.

(5)
High Rank owns approximately 93.9% of the total outstanding shares of Kingsford. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, High Rank may be deemed to beneficially own all of the ordinary shares of the Issuer held by Kingsford. High Rank disclaims beneficial ownership of the ordinary shares of the Issuer held by Kingsford except to the extent of its pecuniary interest therein.

(6)
Qiuping Lai owns approximately 12.4% of the total outstanding shares of High Rank. Pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder, Mr. Lai may be deemed to beneficially own all of the ordinary shares of the Issuer held by Kingsford. Mr. Lai disclaims beneficial ownership of the ordinary shares of the Issuer held by Kingsford except to the extent of his pecuniary interest therein.

CUSIP No.	G2352K 108	Page	11	of	12

Item 5.	Ownership of Five Percent or less of a Class:
As of December 31, 2008, CUFS and CAA ceased to be beneficial owners of more than five percent of ordinary shares of the Issuer. Please see notes (2) and (3) under Item 4 for a description of the distributions made by the two companies in September 2008.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Better Rise owns approximately 6.1% of the total outstanding shares of Kingsford, which holds approximately 26.0% of the total outstanding ordinary shares of the Issuer. As such, the shareholders of Better Rise, through Better Rise and Kingsford, have the right to receive dividends from, and proceeds from the sale of, approximately 1.6% of the total outstanding ordinary shares of the Issuer. The shareholders of Better Rise consist of three officers of the Issuer, one former officer of the Issuer, and Mr. Hu’s wife, who is also an employee of the Issuer.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable

Item 8.	Identification and Classification of Members of The Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certification:
Not applicable

CUSIP No.	G2352K 108	Page	12	of	12
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 13, 2009

Yinan Hu	/s/ Yinan Hu
Yinan Hu

China United Financial Services Holdings Limited	By:	/s/ Yinan Hu
		Name:	Yinan Hu
		Title:	Director

CAA Holdings Company Limited	By:	/s/ Yinan Hu
		Name:	Yinan Hu
		Title:	Director

Kingsford Resources Limited	By:	/s/ Yinan Hu
		Name:	Yinan Hu
		Title:	Director

High Rank Investments Limited	By:	/s/ Qiuping Lai
		Name:	Qiuping Lai
		Title:	Director

Qiuping Lai	/s/ Qiuping Lai
Qiuping Lai

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement